UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment Number 3 to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMERICAN SPECTRUM REALTY INC.

(Name of Subject Company)

Series A (AQQ) of Tender Investors, LLC,

which is managed by

Tender Investors Manager LLC,

whose sole member is

Apex Real Estate Advisors, LLC

(Name of Filing Persons - Offerors)

SHARES OF COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

02970Q203

(CUSIP Number of Class of Securities)

Brent Donaldson

Series A (AQQ) of Tender Investors, LLC,

a Delaware series limited liability company

c/o Tender Investors Manager, LLC

6114 La Salle Ave., #345

Oakland, CA 94611

Tel: 510.619.3636

Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee	$153
$765,000

*For purposes of calculating the filing fee only. Assumes the purchase of 150,000 Shares at a purchase price equal to $5.10 per Share in cash.

☒        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$153
Form or Registration	Schedule TO
Number:	005-62281
Filing Party:	Series A (AQQ) of Tender Investors, LLC
Date Filed:	June 1, 2010

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒        third party tender offer subject to Rule 14d-1.

☐        issuer tender offer subject to Rule 13e-4.

☐        going private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 3 TO TENDER OFFER

This Amendment No. 3 to the Schedule TO filed on June 1, 2010 (the “Original Schedule TO”) by Series A (AQQ) of Tender Investors, LLC, a Delaware series limited liability company, (the “Purchaser”), relates to the offer (the “Offer”) commenced on June 1, 2010 (the “Offer Date”) to purchase up to 150,000 shares of common stock (the “Shares”) of American Spectrum Realty, Inc. (the “Company”), at a purchase price equal to $5.10 per Share, is being filed to amend and restate in full the Schedule TO and provide a second amended and restated Offer to Purchase as Exhibit (a)(1).  All other items and exhibits remain the same as presented in the Original Schedule TO.  The terms and conditions of the Offer are set forth in the Second Amended and Restated Offer to Purchase dated July 6, 2010 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Assignment Form, a copy of which was attached to the Original Schedule TO as Exhibit (a)(2). The Offer, withdrawal rights, and proration period will expire at 11:59 P.M., Eastern Time, on July 27, 2010 (the “Expiration Date”) unless the Offer is extended.  Shareholders who tender their Shares will not be obligated to pay any Company transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares, unless such a fee or commission is charged by the tendering shareholder’s broker, dealer, commercial bank, trust company or other nominee.  The Purchaser will pay all such costs and all charges and expenses of Tender Manager Depositary, LLC (the “Depositary”), as depositary in connection with the Offer.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after June 1, 2010.  Tendering shareholders will retain the right to any dividends that are accrued and unpaid through the date the transfer of the Shares purchased pursuant to the Offer is registered in the stock transfer books of the Company (the “Record Transfer Date”) and any such dividends will be paid by the Company directly to the tendering shareholders.  Any dividends declared after the Record Transfer Date, pursuant to the terms of the Offer and as set forth in the Letter of Transmittal, are assigned by tendering shareholders to the Purchaser.  The Purchaser is entitled to all proceeds that are paid on or after the Record Transfer Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.  If at least ten business days do not remain in the offer at the time such a distribution is announced, then the Offer will be extended for ten business days after such distribution is announced.

The manager of the Purchaser is Tender Investors Manager, LLC (the “Manager”), a Delaware limited liability company. The sole member of the Manager is Apex Real Estate Advisors, LLC, a Delaware limited liability company (“Apex”).  The Manager and Apex can each be deemed, along with the Purchaser, to be bidders and, as such, this Schedule TO is being filed on behalf of all of them.  None of the Purchaser, the Manager or Apex or their affiliates have previously conducted a tender offer for the Company’s Shares.

The Company had 2,922,794 Shares outstanding as of May 10, 2010, according to its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010. None of the Purchaser, the Manager, Apex or their affiliates own any Shares.  The 150,000 Shares subject to the Offer constitute approximately 5.1% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of approximately $765,000 in aggregate purchase price. The Purchaser intends to fund the purchase price through contributions made by its members.

The address of the Company’s principal executive offices is 2401 Fountain View, Suite 510, Houston, Texas 77057 and its phone number is (713) 706-6200.

Items 1 through 9, and Item 11.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Statement, except as set forth above or below.

Item 10. Financial Statements

Not applicable.

Item 12.  Exhibits.

(a)(1)	Second Amended and Restated Offer to Purchase dated July 6, 2010
(a)(2)	Assignment Form*
(a)(3)	Form of Letter to Shareholders dated June 1, 2010*
(a)(4)	Form of Advertisement in Investor’s Business Daily*
(b)-(h)	Not applicable

* Previously filed with Original Schedule TO.

Item 13.  Information Required by Schedule 13E-3.

Not applicable

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2010

SERIES A (AQQ) OF TENDER INVESTORS, LLC,

A DELAWARE SERIES LIMITED LIABILITY COMPANY

By:  Tender Investors Manager, LLC

Its:  Manager

By: Apex Real Estate Advisors, LLC

Its: Manager

/s/Brent R. Donaldson

By: Brent Donaldson

Its:  Managing Principal

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Second Amended and Restated Offer to Purchase dated July 6, 2010